

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Leslie N. Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

  Re: BankUnited, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    File No. 001-35039

Dear Leslie N. Lunak:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance